Exhibit 99
T. ROWE PRICE GROUP REPORTS RECORD QUARTERLY RESULTS
Record Assets Under Management Reach Nearly $294 Billion;
Quarterly Net Income and Earnings Per Share Reach New Highs
BALTIMORE (July 27, 2006) – T. Rowe Price Group, Inc. (Nasdaq: TROW) today reported record quarterly net revenues of $446 million for the second quarter of 2006, net income of $136 million, and diluted earnings per share of $.49, an increase of 29% from the $.38 per share reported for the second quarter of 2005. Comparable net revenues in the second quarter of 2005 were $364 million and net income was $103 million.
For the first six months of 2006, results include net revenues of $875 million, net income of $252 million and diluted earnings per share of $.91, an increase of 26% from the $.72 per share reported for the comparable 2005 period.
The company split its common shares two-for-one in June 2006, and all share and per-share data in this release has been adjusted to reflect this split.
Investment advisory revenues were up 25% to $370 million from the 2005 quarter. Assets under management increased to a record $293.7 billion at June 30, 2006, up $24.2 billion from the end of 2005, and an increase of $.8 billion since March 31, 2006. Net cash inflows from investors were $7.7 billion in the 2006 quarter and nearly $17.3 billion for the first six months of the year. These net inflows include $615 million from the merger of the Preferred Group of Mutual Funds into the T. Rowe Price funds and the acquisition of $115 million of separate account assets in June. Net cash inflows for the second quarter were substantially offset by market depreciation of $6.9 billion. For the 2006 year-to-date period, market gains and income have added more than $6.9 billion to assets under management. Quarterly average assets under management were a record $294.1 billion in the 2006 period, $55 billion higher than the average of the 2005 quarter.

Operating expenses for the second quarter were up $45 million, or 22%, to $253 million. On January 1, 2006, the firm adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment, and, for the second quarter of 2006, recognized $14.7 million of non-cash stock-based compensation expense using the fair value based method. Had T. Rowe Price applied the fair value method to recognize stock option-based compensation in the second quarter of 2005, compensation expense would have been increased $13.3 million, and the comparable pro forma diluted earnings per share would have been decreased to $.34 from the $.38 previously reported for that period. The fair value provisions of the new accounting standard have been applied on the modified prospective basis; accordingly, the company’s financial statements for all periods prior to 2006 have not been restated.
Financial Highlights
For the second quarter of 2006, investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States increased $56 million to $270 million. Average mutual fund assets were $184.7 billion, 23% higher than the $150.1 billion average during the 2005 period. Net inflows to the U.S. mutual funds were $2.6 billion during the second quarter of 2006, including $.6 billion from the fund mergers with the Preferred Group. The U.S. stock and balanced funds added $1.6 billion, the bond and money market funds added more than $.8 billion, and the international stock funds added $.2 billion. The Growth Stock Fund accounted for $840 million of the funds’ net inflows. Lower market valuations reduced fund assets by $4.6 billion from the beginning of the 2006 quarter, more than offsetting the net fund inflows. Ending assets in the funds were $183.2 billion, down $2.0 billion from March 31, 2006.
The series of target date Retirement Funds, which provide fund shareholders with single, diversified portfolios that invest in underlying T. Rowe Price funds that automatically adjust fund asset allocations as investors age, continue to be the source of a significant part of mutual fund asset growth. Nearly $1.3 billion of net inflows originated in the Retirement Funds during the second quarter of 2006. Total assets in these funds reached $11.6 billion at June 30, 2006, a net increase of $1.2 billion since March 31, 2006.

Investment advisory revenues earned from other managed investment portfolios, consisting of institutional separate accounts, sub-advised funds, sponsored mutual funds that are offered to non-U.S. investors, and variable insurance portfolios, increased $18 million to more than $99 million. Investors from both the U.S. and other countries added net investments of $5.1 billion to these portfolios during the second quarter of 2006, primarily into separate accounts and sub-advised funds. This was partially offset by a decline of $2.3 billion in assets under management during the 2006 quarter resulting from lower market valuations. Ending assets in these portfolios were $110.5 billion, up $2.8 billion from March 31, 2006.
The company’s largest operating expense, compensation and related costs, increased nearly
$36 million, or 27% from last year’s quarter. The number of associates, their total compensation, and the costs of their employee benefits have all increased. The largest portion of the increase is attributable to the $14.7 million non-cash expense recognized for stock-based compensation. At June 30, 2006, T. Rowe Price employed 4,502 associates.
Advertising and promotion expenditures increased 12% or $2.2 million versus the 2005 quarter. The company expects that its advertising and promotion expenditures in the third quarter of 2006 will be down almost $5 million from the second quarter this year. While market conditions will dictate the exact level of future spending, advertising and promotion expenditures for the year 2006 are expected to be about 10% higher than in 2005. The company varies its level of spending based on market conditions and investor demand as well as its efforts to expand its investor base in the United States and abroad.
Net operating income increased 24% to nearly $193 million from $155.5 million in the 2005 quarter. Net non-operating income, which includes interest income as well as the recognition of investment gains and losses and credit facility expenses, increased $18.1 million to
$23.5 million, including a realized gain of $11.5 million upon the liquidation of a sponsored collateralized bond obligation in June 2006. Additionally, larger money market mutual fund balances yielding higher rates of return added $5.8 million of the increase.

Overall, net income for the second quarter of 2006 was $135.7 million, $18.2 million more than the prior record quarterly net income achieved in the fourth quarter of 2005 when stock option-based compensation expense was not recognized in our financial statements.
Chairman Commentary
George A. Roche, the company’s chairman and president, commented: “The firm’s investment advisory results relative to our peers remain exemplary, with at least 75% of the T. Rowe Price funds across their share classes surpassing their comparable Lipper averages on a total return basis for the three-, five-, and 10-year periods ended June 30, 2006, and 65% outperforming the average for the one-year period. Similarly, the performance of our separately managed and sub-advised accounts has also been strong when compared to their appropriate benchmarks. In addition, 59 of the T. Rowe Price stock and bond funds and their share classes, which account for more than 75% of stock and bond fund assets under management, ended the second quarter with an overall rating of four or five stars from Morningstar. These four and five star-rated investments represent nearly 55% of our rated funds and share classes, compared with 32.5% across the overall mutual fund industry.
“We continue to be encouraged by the healthy pace of net cash inflows across our multiple distribution channels into our separate and sub-advised accounts and sponsored mutual funds. Importantly, our sound financial position enables us to invest further in our business and gives us the flexibility to take advantage of industry or market opportunities. As evidenced by the recently completed asset acquisitions, the firm is interested in transactions where we believe there is a good fit, our fund shareholders and institutional clients will be well served, and the cost is reasonable.
“We are debt free and have cash and net liquid investments of $1.2 billion. With the recent market driven decline in our common stock price, we took the opportunity to repurchase four million shares for $152 million in the latter half of the second quarter, and another 500,000 shares for nearly $19 million in the first week of July.

“Our strong second-quarter performance was achieved during a period of increasing stock market volatility in which global equity markets swung considerably and the decline in U.S. stocks erased a large portion of their gains from the first quarter of the year. Although investors’ appetite for risk has certainly been diminished and there are several headwinds such as increased tension in the Middle East and rising global interest rates that could create a more challenging investment environment moving forward, we are optimistic about the rest of 2006 and believe the financial markets can make moderate progress. Nevertheless, equity investing in the near-term may be less rewarding than investors had become accustomed to in recent years.”
In closing, Mr. Roche said: “We believe the outlook for our company remains strong as we continue to take steps to strengthen our competitive position. Although the financial markets heavily influence our results over the short term, the combination of investment management excellence, world-class service and guidance, and a diversified business model has positioned us for continued growth in the months and years ahead.”
Other Matters
The financial results presented in this release are unaudited. The company expects that it will file its Form 10-Q Report for the second quarter of 2006 later today. The Form 10-Q will include more complete information on the company’s financial results.
Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated growth in revenues, net income and earnings per share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, and expectations regarding financial and other market conditions. For a discussion concerning risks and other factors that could affect future results, see “Forward-Looking Information” in Item 2 of the company’s Form 10-Q Report.
Founded in 1937, Baltimore-based T. Rowe Price is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. More information is available at www.troweprice.com.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per-share amounts)

	Three months ended		Six months ended
	6/30/2006	6/30/2005	6/30/2006	6/30/2005
Revenues
Investment advisory fees	$369,769	$295,531	$723,654	$584,534
Administrative fees and other income	75,965	67,881	151,128	135,836
Investment income of savings bank subsidiary	1,300	1,046	2,555	2,049

Total revenues	447,034	364,458	877,337	722,419
Interest expense on savings bank deposits	1,039	912	2,021	1,802

Net revenues	445,995	363,546	875,316	720,617

Operating expenses
Compensation and related costs	165,722	130,123	325,719	257,265
Advertising and promotion	21,062	18,823	49,050	42,294
Depreciation and amortization of property and equipment	10,962	10,502	22,076	20,274
Occupancy and facility costs	20,285	18,166	39,858	36,485
Other operating expenses	35,045	30,411	67,170	61,497

	253,076	208,025	503,873	417,815

Net operating income	192,919	155,521	371,443	302,802

Other investment income	23,676	5,522	31,329	7,577
Credit facility expenses	185	96	280	191

Net non-operating income	23,491	5,426	31,049	7,386

Income before income taxes	216,410	160,947	402,492	310,188
Provision for income taxes	80,699	58,198	150,087	113,142

Net income	$135,711	$102,749	$252,405	$197,046

Earnings per share
Basic	$.51	$.40	$.95	$.76

Diluted	$.49	$.38	$.91	$.72

Dividends declared per share	$.14	$.115	$.28	$.23

Weighted average shares
Outstanding	264,767	259,630	264,400	260,079

Assuming dilution	279,684	271,431	278,827	272,451

	Three months ended		Six months ended
	6/30/2006	6/30/2005	6/30/2006	6/30/2005
Investment Advisory Revenues (in thousands)
Sponsored mutual funds in the U.S.
Stock and balanced	$232,194	$179,148	$455,036	$352,647
Bond and money market	38,067	34,987	74,304	69,680

	270,261	214,135	529,340	422,327
Other portfolios	99,508	81,396	194,314	162,207

	$369,769	$295,531	$723,654	$584,534

Average Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and balanced	$150.4	$118.2	$148.4	$116.7
Bond and money market	34.3	31.9	33.7	31.7

	184.7	150.1	182.1	148.4
Other portfolios	109.4	88.6	106.0	88.3

	$294.1	$238.7	$288.1	$236.7

	6/30/2006	12/31/2005
Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and balanced	$148.5	$137.7
Bond and money market	34.7	32.5

	183.2	170.2

Other portfolios	110.5	99.3

	$293.7	$269.5

Stock and balanced portfolios	$230.3	$208.3
Fixed income portfolios	63.4	61.2

	$293.7	$269.5

Condensed Consolidated Balance Sheet Information (in thousands)
Cash and cash equivalents	$814,445	$803,589
Investments in sponsored mutual funds	387,186	264,238
Property and equipment	238,843	214,790
Goodwill and other intangible assets	669,122	665,692
Other assets	388,630	362,237

Total assets	2,498,226	2,310,546
Total liabilities	(352,348)	(274,444)

Stockholders’ equity	$2,145,878	$2,036,102

	Six months ended
	6/30/2006	6/30/2005
Condensed Consolidated Cash Flows Information (in thousands)
Cash provided by operating activities	$356,072	$290,753
Cash used in investing activities, including $149,096 for mutual fund and other investments and $45,029 for additions to property and equipment in 2006	(199,883)	(52,966)
Cash used in financing activities, including $125,007 for repurchases of common stock and $73,934 for dividends, net of $50,052 from stock option exercises in 2006	(145,333)	(113,503)

Net increase in cash during the period	$10,856	$124,284